

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 4, 2016

Richard A. Simonson
Executive Vice President and Chief Financial Officer
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

  Re: Sabre Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 19, 2016
    File No. 001-36422

Dear Mr. Simonson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief
        Office of Information Technologies
        and Services